Filed pursuant to Rule 253(g)(2)
File No. 024-12488

SUPPLEMENT NO. 1 DATED DECEMBER 10, 2025
TO THE OFFERING CIRCULAR DATED DECEMBER 10, 2025

STARFIGHTERS SPACE, INC.
Reusable Launch Vehicle Hangar, Hangar Rd.
Cape Canaveral, FL, 32920
312-261-0900

This document supplements, and should be read in conjunction with, the offering circular of Starfighters Space, Inc. ("we," "our," "us," or the "Company"), dated December 10, 2025 (the "Offering Circular"). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to update the disclosure in footnote 3 to the table on the cover page as well as under the "Plan of Distribution" section in the Offering Circular with respect to the disclosure about Digital Offering remitting $140,000 of the cash commission back to the Company as a rebate to be applied towards the Company's platform and marketing fees.

As a result of Digital Offering's diligent efforts with respect to the Offering, the Company has agreed to allow Digital Offering to retain the $140,000 that Digital Offering was going to remit of the cash commission back to the Company as a rebate to be applied towards the Company's platform and marketing fees.

INVESTING IN OUR COMMON STOCK IS SPECULATIVE AND INVOLVES SUBSTANTIAL RISKS. YOU SHOULD PURCHASE THESE SECURITIES ONLY IF YOU CAN AFFORD A COMPLETE LOSS OF YOUR INVESTMENT. SEE "RISK FACTORS" BEGINNING ON PAGE 13 TO READ ABOUT THE MORE SIGNIFICANT RISKS YOU SHOULD CONSIDER BEFORE INVESTING IN OUR COMMON STOCK.

THE SEC DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE SEC; HOWEVER, THE SEC HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

The date of this Supplement No. 1 to the Offering Circular is December 10, 2025.